

07006123

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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigant Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Peachtree Street, NE, Suite 1900
(No. and Street)

Atlanta (City) Georgia (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan W. Berger (404) 602-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601-5212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/5

OATH OR AFFIRMATION

I, Jonathan W. Berger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Managing Member
Navigant Capital Advisors, LLC:

We have audited the accompanying statements of financial condition of Navigant Capital Advisors, LLC (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2007

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash	$	2,575,994	2,385,987
Accounts receivable, net of allowance for doubtful accounts of $17,609 and $18,555 as of December 31, 2006 and 2005, respectively		1,627,501	1,925,786
Prepaid expense		—	7,522
Receivable from parent company		59,858	1,125,450
Intangible assets, net of accumulated amortization of $19,688 and $8,438 as of December 31, 2006 and 2005, respectively		25,312	36,563
Total assets	$	4,288,665	5,481,308
Liabilities and Member's Equity			
Accrued liabilities	$	42,125	84,950
Unearned revenue		800,341	552,456
Total liabilities		842,466	637,406
Member's equity		3,446,199	4,843,902
Total liabilities and member's equity	$	4,288,665	5,481,308

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Operations

Years ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Revenues before reimbursements	$ 11,123,021	8,365,400
Reimbursements	513,755	371,147
Total revenues	11,636,776	8,736,547
Costs of services:		
Costs of services before reimbursable expenses	3,885,152	2,350,690
Reimbursable expenses	513,755	371,147
Total costs of services	4,398,907	2,721,837
General and administrative expenses:		
Occupancy expense	392,652	269,371
Bad debt expense (credit)	24,759	(21)
Amortization expense	11,250	8,438
Other general and administrative expenses	306,911	237,424
Total general and administrative expenses	735,572	515,212
Net income	$ 6,502,297	5,499,498

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2006 and 2005

		Capital	Accumulated earnings	Distributed to member	Total
Balance at December 31, 2004	$	55,000	2,489,404	(450,000)	2,094,404
Net income		—	5,499,498	—	5,499,498
Distribution to member		—	—	(2,750,000)	(2,750,000)
Balance at December 31, 2005		55,000	7,988,902	(3,200,000)	4,843,902
Net income		—	6,502,297	—	6,502,297
Distributions to member		—	—	(7,900,000)	(7,900,000)
Balance at December 31, 2006	$	55,000	14,491,199	(11,100,000)	3,446,199

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 6,502,297	5,499,498
Adjustment to reconcile net income to net cash provided by operating activities:		
Amortization expense	11,250	8,438
Provision for bad debts	24,759	(21)
Changes in asset and liabilities:		
Accounts receivable	273,526	(438,398)
Prepaid expense	7,522	(7,522)
Due to/from parent company	1,065,593	(1,332,905)
Unearned revenue	247,885	552,456
Accrued liabilities	(42,825)	57,897
Net cash provided by operating activities	8,090,007	4,339,443
Cash flows from investing activities:		
Purchase of trade name rights	—	(45,000)
Net cash used in investing activities	—	(45,000)
Cash flows from financing activities:		
Distributions to member	(7,900,000)	(2,750,000)
Net cash used in financing activities	(7,900,000)	(2,750,000)
Net increase in cash	190,007	1,544,443
Cash at beginning of year	2,385,987	841,544
Cash at end of year	$ 2,575,994	2,385,987

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization

Navigant Capital Advisors, LLC (the Company), also doing business as Sextant Corporate Finance, is a wholly owned subsidiary of Navigant Consulting, Inc. (NCI). The Company was organized as a limited liability company. The Company changed its name from Navigant Consulting Capital, LLC to Navigant Capital Advisors, LLC on March 29, 2005. The Company is a member of the National Association of Securities Dealers (the NASD). The Company provides financial advisory services for private placements, and mergers and acquisitions.

"Navigant" is a service mark of Navigant International, Inc. NCI is not affiliated, associated, or in any way connected with Navigant International, Inc. and NCI's use of "Navigant" is made under license from Navigant International, Inc.

(2) Summary of Significant Accounting Policies

(a) Preparation of Financial Statements

The Company's financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company recognizes revenues as the related professional services are provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenues are then recognized as efforts are expended based on (i) objectively determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement. From time to time, the Company also earns incremental revenues. These incremental revenue amounts are generally contingent on a specific event, and the incremental revenues are recognized when the contingencies are resolved.

Total revenues include reimbursable costs which are billed to customers. These reimbursable costs are recorded as a component of cost of services.

(d) Income Taxes

The Company is a single member limited liability company under the Internal Revenue Code and is thus considered to be a disregarded entity for tax purposes. Therefore, the net income or loss of the Company is included in the income tax return of the Company's member.

(Continued)

(e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements, related notes, and net capital and asset position. Actual results could differ from those estimates.

(3) Related-Party Transactions

The Company has a service agreement (the Agreement) with NCI. Under the terms of the Agreement, NCI agrees to provide the Company consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time, provided that the Company shall have supervisory authority for persons registered with the NASD as representatives and principals of the Company to the extent required under NASD rules. NCI invoices the Company on a periodic basis, generally monthly, for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage mark up for fringe, facilities, and operating expenses based upon the terms of the Agreement. At December 31, 2006 and December 31, 2005, NCI owed the Company $59,858 and $1,125,450, which are recorded as a receivable from the parent company in the statements of financial condition. The receivable from the parent company is primarily related to cash received by the parent company on behalf of the Company from the Company's clients.

(4) Intangible Assets

Intangible assets related to trade name rights of "Navigant" and consisted of $25,312 and $36,563, net of accumulated amortization, at December 31, 2006 and 2005, respectively. The Company amortized the trade name on a straight-line basis with an estimated useful life of four years. As of December 31, 2006, the remaining life of the intangible assets was 27 months.

(5) Net Capital Requirements under SEC Rule 15c3-1

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $56,164 at December 31, 2006, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2006, the Company's net capital was $1,733,528, which was $1,677,364 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 0.49 to 1.

(6) Reserve Requirement under SEC Rule 15c3-3

SEC Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities* (Rule 15c3-3), requires, among other things, every broker or dealer to perform a periodic computation of Reserve Requirement unless such broker or dealer is exempted under the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from such reserve requirement computation.

Schedule I

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Computation of net capital:		
Total member's equity	$	3,446,199
Deduct:		
Nonallowable assets:		
Accounts receivable, net		1,627,501
Receivable from parent company		59,858
Intangible assets, net		25,312
Total nonallowable assets		1,712,671
Net capital		1,733,528
Minimum net capital requirement		56,164
Net capital in excess of requirement	$	1,677,364
Aggregate indebtedness (1)	$	842,466
Ratio of aggregate indebtedness of net capital		49%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 filed by Navigant Capital Advisors, LLC in its Form X-17A-5 with the National Association of Securities Dealers, Inc.(NASD) on February 27, 2007.

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(i) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant does not carry securities accounts for customers or perform custodial functions relating to customer securities.

(1) Aggregate indebtedness consists of accounts payable, accrued expenses, unearned revenue, and other liabilities.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Managing Member
Navigant Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Navigant Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as describe in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2007

END